Exhibit 99.2

ELLOMAY CAPITAL LTD.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 6688121
Israel
____________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on May 13, 2020
4:00 p.m. Israel time
____________________________________

To Our Shareholders:

Notice is hereby given that the annual general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held at the Company’s offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel on Wednesday, May 13, 2020, at 4:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time. As part of our precautions regarding the Coronavirus (COVID-19), we will enable participation and convening of the meeting via teleconference at the following dial-in numbers and code: Israel dial-in number: 1-809-49-4252 / 072-259-2749, US dial-in number: 1-866-550-8204 / 1-917-383-2187, International dial-in number: +44-330-606-8311 - Conference code: 9446633#.

The agenda of the Meeting will be as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Hemi Raphael and Anita Leviant as directors;

2.	Ratification and approval of purchase of directors and officers liability insurance policy;

3.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2020 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services; and

4.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2019.

The Company’s Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying proxy statement, or the Proxy Statement.

Only shareholders of record at the close of business on April 14, 2020, or the Record Date, are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof.

The Company expects that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about April 15, 2020.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. However, the approval of the proposal under Item 2 with respect to office holders deemed to be “controlling shareholders” is also required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement. Item 4 does not require a shareholder vote.

Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Second Amended and Restated Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

The Company knows of no other matters to be submitted at the Meeting other than as specified in this Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with the recommendation of the Company’s Board of Directors.

Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company’s offices at the above address by May 3, 2020. Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov and on the websites of the Israel Securities Authority and Tel Aviv Stock Exchange at http://www.magna.isa.gov.il or http://maya.tase.co.il/, respectively.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than April 15, 2020. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public at the abovementioned websites.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearing house, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail, the electronic voting system of the Israel Securities Authority or email (hilai@ellomay.com), a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a deed of vote, please deliver by any of the aforementioned means, along with the confirmation of ownership, the completed and executed second part of the Hebrew form of the deed of vote, filed with the Israel Securities Authority and Tel Aviv Stock Exchange and available at the websites noted above, which must be received by the Company by noon, Israel time, on May 13, 2020 (four hours prior to the Meeting), to be counted for the Meeting. You will receive from the exchange member who holds the shares on your behalf, by e-mail, for no charge, a link to the text of the deed of vote and to the position notices, if any, unless you notified that you are not interested in receiving such links (provided that such notice was provided with respect to a particular securities account and prior to the Record Date). A shareholder is entitled to contact the Company directly and receive the text of the Hebrew deed of vote and position notices, if any. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six hours before the time fixed for the Meeting (i.e., 10:00 a.m. (Israel time) on May 13, 2020). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

You are cordially invited to attend the Meeting. Whether or not you plan to be present at the Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, so that your vote may be recorded. The proxy must be received by the Company’s transfer agent at least 48 hours prior to the appointed time of the Meeting or at the Company’s registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be counted for the Meeting. You may revoke your appointment of proxy up to one hour prior to the Meeting so that you may vote your shares personally.

By Order of the Board of Directors,

/s/ Shlomo Nehama
Shlomo Nehama
Chairman of the Board of Directors

April 8, 2020

- ii -

ELLOMAY CAPITAL LTD.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 6688121
Israel
____________________________________

PROXY STATEMENT FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on May 13, 2020
4:00 p.m. Israel time
____________________________________

The annual general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay,” the “Company,” “us,” “we” or “our”) will be held at our offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel on Wednesday, May 13, 2020, at 4:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time. As part of our precautions regarding the Coronavirus (COVID-19), we will enable participation and convening of the meeting via teleconference at the following dial-in numbers and code: Israel dial-in number: 1-809-49-4252 / 072-259-2749, US dial-in number: 1-866-550-8204 / 1-917-383-2187, International dial-in number: +44-330-606-8311 - Conference code: 9446633#.

SOLICITATION OF PROXIES

It is proposed that at the Meeting, resolutions be adopted as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Hemi Raphael and Anita Leviant as directors;

2.	Ratification and approval of the purchase of directors and officers liability insurance policy;

3.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2020 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services; and

4.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2019.

The proxy materials are being mailed to our shareholders as of April 14, 2020, or the Record Date, on or about April 15, 2020.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Meeting, either of the proxies, with full power of substitution, will vote, as proxy, the ordinary shares represented thereby at the Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of our Board of Directors as set forth below. In order to be counted at the Meeting, your proxy must be received either by our transfer agent by 4:00 p.m. (Israel time) on May 11, 2020 (forty-eight hours prior to the Meeting), or at our registered office in Israel by noon (Israel time) on May 13, 2020 (four hours prior to the Meeting).

The enclosed form of proxy is solicited by our Board of Directors for use at the Meeting and at any adjournments or postponements of the Meeting. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means.  Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

The proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered to us up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date. If you hold your ordinary shares in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your ordinary shares on how to vote your ordinary shares or obtain a legal proxy from the record holder to vote such ordinary shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such ordinary shares.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail, the electronic voting system of the Israel Securities Authority or email (hilai@ellomay.com), a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a deed of vote, please deliver by any of the aforementioned means, along with the confirmation of ownership, the completed and executed second part of the Hebrew form of the deed of vote, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange and available at the websites noted in the notice of the Meeting, which must be received by us by noon, Israel time, on May 13, 2020 (four hours prior to the Meeting), to be counted for the Meeting. You will receive from the exchange member who holds the shares on your behalf, by e-mail, for no charge, a link to the text of the deed of vote and to the position notices, if any, unless you notified that you are not interested in receiving such links (provided that such notice was provided with respect to a particular securities account and prior to the Record Date). Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, or the ISA, up to six hours before the time fixed for the Meeting (i.e., 10:00 a.m. (Israel time) on May 13, 2020). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

RECORD DATE; QUORUM

Only shareholders of record at the close of business on April 14, 2020 are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof. As of April 14, 2020, we had 12,194,094  issued and outstanding ordinary shares (this number does not include 258,046 ordinary shares all of which were repurchased by us, that were held by us at that date by us as treasury shares under Israeli law). Each ordinary share, other than ordinary shares held by us as treasury shares, is entitled to be counted for purposes of a quorum and to one vote on each matter to be voted on at the Meeting. Our Second Amended and Restated Articles of Association, or the Articles, do not provide for cumulative voting for the election of directors or for any other purpose.

The presence at the Meeting, in person or by proxy, of two or more shareholders holding more than 25% of the voting rights of the Company, will constitute a quorum. All ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. If within half an hour from the time appointed for the Meeting a quorum is not present, the meeting shall stand adjourned on the same day, in the next week, at the same time and place and means of communications. The requisite quorum at an adjourned meeting shall be any two or more members, present in person or by proxy at the meeting.

VOTING RIGHTS; REQUIRED VOTES

The votes of all shareholders voting on a proposal are counted. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” a proposal. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner of the shares. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on “routine” matters. Please note that the uncontested election of directors is not considered a “routine” matter under such rules. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors, or with respect to the other non-routine matters on the agenda of the Meeting, unless you provide voting instructions to your brokerage firm or obtain a proxy from your brokerage firm and vote the shares yourself, in person or by proxy.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. However, the approval of the proposal under Item 2 with respect to office holders deemed to be “controlling shareholders” is also required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement. Item 4 does not require a shareholder vote.

TERMS OF SERVICE AND EMPLOYMENT OF EXECUTIVE OFFICERS AND DIRECTORS

For information concerning the terms of service and employment of our five most highly compensated office holders during or with respect to the year ended December 31, 2019 see “Item 6.B: Directors, Senior Management and Employees – Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission, or the SEC, on April 7, 2020, or the 2019 Annual Report. An “office holder” is defined under the Israeli Companies Law, 1999, or, as amended from time to time, the Companies Law, as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the general manager.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 15, 2020 by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders and on information provided by them.

To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)(7)	4,016,842	32.9%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)(6)(7)	2,605,845	21.4%
The Phoenix Holdings Ltd.(8)	844,064	6.9%
Yelin Lapidot Holdings Management Ltd.(9)	1,168,953	9.6%
Clal Insurance Enterprises Holdings Ltd.(10)	824,743	6.7%
Harel Insurance Investments & Financial Services Ltd.(11)	650,176	5.3%
___________________________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 15, 2020 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 12,194,094 ordinary shares outstanding as of March 15, 2020. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
The 4,016,842 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,551,869 ordinary shares held by S. Nechama Investments (2008) Ltd., or Nechama Investments, which constitute approximately 29.1% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 3.8% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 32.9% of our outstanding ordinary shares.

(3)
Kanir Joint Investments (2005) Limited Partnership, or Kanir, is an Israeli limited partnership. Kanir Investments Ltd., or Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors, are the sole directors of Kanir Ltd. and Mr. Raphael is a majority shareholder of Kanir Ltd. As a result, Messrs. Raphael and Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir, which constitute, together with their holdings as set forth in footnote (4), 24.3% and 21.5%, respectively, of our outstanding ordinary shares. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)
Mr. Raphael beneficially owns 354,524 ordinary shares, consisting of: (i) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 2.6% of our outstanding shares and (ii) 40,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 0.3% of our outstanding shares. Mr. Raphael, as the sole officer, director and shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by such private company, which constitute (together with the shares held directly by him) approximately 2.9% of our outstanding ordinary shares. Mr. Fridrich directly owns 16,787 ordinary shares, which constitute approximately 0.1% of our outstanding shares.

(5)
By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,157,714 ordinary shares, which constitute approximately 50.5% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,660,466 ordinary shares, which constitute 46.4% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 62%, 61.9% and 58.8%, respectively, of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(6)
Bonstar Investments Ltd., or Bonstar, an Israeli company, holds 233,258 ordinary shares, which constitute approximately 2.2% of our outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay Mor also hold, through a company jointly held by them, 175,000 ordinary shares, which constitute approximately 1.6% of our outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 408,258 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 3.8% of our outstanding ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments, except to the extent of their respective pecuniary interest therein, if any.

(7)
The information included in this table concerning the beneficial ownership of Nechama Investments, Kanir, Kanir Ltd., Bonstar and Messrs. Nehama, Raphael, Fridrich, Joseph Mor and Ishay Mor is based on a Schedule 13D/A filed on September 3, 2013 and on information provided by the shareholders.

(8)
Based on a Schedule 13G/A filed on February 18, 2020 by Mr. Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holdings Ltd. and other information available to us. The 844,064 ordinary shares beneficially owned include 825,314 ordinary shares and 18,750 ordinary shares underlying currently exercisable warrants issued in connection with the 2020 Private Placement. According to the Schedule 13G/A and other information available to us in connection with the 2020 Private Placement: (i) the securities reported therein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd., or the Phoenix Subsidiaries, as follows: (a) 12,608 ordinary shares, which represents a beneficial ownership of approximately 0.1% of our ordinary shares, by Excellence trust funds, (b) 149,844 ordinary shares (including 3,750 ordinary shares issuable upon the exercise of currently exercisable warrants), which represents a beneficial ownership of approximately 1.2% of our ordinary shares, by The Phoenix “nostro” accounts, (c) 664,870 ordinary shares(including 15,000 ordinary shares issuable upon the exercise of currently exercisable warrants), which represents a beneficial ownership of approximately 5.4% of our ordinary shares, by a Partnership for Israeli shares, and (d) 16,742 ordinary shares, which represents a beneficial ownership of approximately 0.1% of our ordinary shares, by a Partnership for investing in shares indexes, (ii) the Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients, and (iii) each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Based on the Schedule 13G/A submitted on February 18, 2020, effective as of November 3, 2019, the Phoenix Holdings Ltd. is no longer controlled by Delek Group Ltd. (which is controlled by Itshak Sharon (Tshuva) through private companies wholly-owned by him).

(9)
Based on a Schedule 13G/A submitted on January 9, 2020 by Mr. Dov Yelin, Mr. Yair Lapidot, Yelin Lapidot Holdings Management Ltd, or Yelin Lapidot, and Yelin Lapidot Mutual Funds Management Ltd. According to the Schedule 13G/A: (i) the securities reported therein are beneficially owned as follows: (a) 876,156 ordinary shares, which constitute approximately 7.2% of our outstanding ordinary shares, by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd.,  and (b) 292,797 ordinary shares, which constitute approximately 2.4% of our outstanding ordinary shares, by provident funds managed by Yelin Lapidot Provident Fund Management Ltd., (ii) both Yelin Lapidot Mutual Funds Management Ltd. and Yelin Lapidot Provident Fund Management Ltd. are wholly-owned subsidiaries of Yelin Lapidot and operate under independent management and make their own independent voting and investment decisions, and (iii) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. Pursuant to the Schedule 13G, any economic interest or beneficial ownership in any of the securities covered by the Schedule 13G is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and each of Messrs. Yelin and Lapidot, Yelin Lapidot, and wholly-owned subsidiaries of Yelin Lapidot disclaims beneficial ownership of any such securities.

(10)
Based on a Schedule 13G submitted on March 5, 2020 by Clal Insurance Enterprises Holdings Ltd., or Clal. Based on the Schedule 13G, of the 824,743 ordinary shares: (i) 149,743 ordinary shares (including 25,000 ordinary shares issuable upon the exercise of currently exercisable warrants), are beneficially held for Clal’s own account and (ii) 675,000 ordinary shares (including 135,000 ordinary shares issuable upon the exercise of currently exercisable warrants), are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal notes in the Schedule 13G that the Schedule 13G will not constitute an admission that it is the beneficial owner of more than 149,743 ordinary shares.

(11)
Based on a Schedule 13G submitted on March 26, 2020 by Harel Insurance Investments & Financial Services Ltd., or Harel. Based on the Schedule 13G, of the 650,176 ordinary shares reported as beneficially owned by Harel: (i) 636,967 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 13,189 ordinary shares are held by third-party client accounts managed by subsidiaries of the Harel as portfolio managers, each of which subsidiaries operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 20 ordinary shares are beneficially held for Harel’s own account. Consequently, Harel notes in the Schedule 13G that the Schedule 13G shall not be construed as an admission by Harel that it is the beneficial owner of more than 20 ordinary shares.

MATTERS SUBMITTED TO SHAREHOLDERS

ITEM 1

REELECTION OF DIRECTORS

Background

At the Meeting, the shareholders will elect directors to serve on our Board of Directors. Our Articles provide that, unless otherwise prescribed by a resolution adopted at a meeting of our shareholders, the Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors appointed as required under the Israeli Companies Law, 1999, or, the Companies Law). The directors (other than the external directors) are elected annually at our annual general meeting of shareholders and remain in office until the next annual general meeting, unless a director has previously resigned, vacated his/her office, or was removed in accordance with our Articles. Our Board of Directors may elect additional directors to the Board of Directors.

Our Board of Directors is currently composed of the following six directors: Shlomo Nehama, Ran Fridrich, Hemi Raphael, Anita Leviant, Mordechai Bignitz and Dr. Michael J. Anghel. Shlomo Nehama, Ran Fridrich, Hemi Raphael and Anita Leviant are standing for reelection. The current service terms of Mordechai Bignitz and Dr. Michael J. Anghel, our external directors, expire in December 2020 and January 2022, respectively.

We are unaware of any reason why any of the nominees, if elected, should be unable to serve as a member of our Board of Directors. If any of the nominees are unable to serve, the persons named as proxies, or either one of them, will vote the shares represented thereby “FOR” the election of other nominees proposed by our Board of Directors. All nominees listed below have advised the Board of Directors that they intend to serve as members of the Board of Directors if elected.

As a controlled company, within the meaning set forth in the NYSE American Company Guide, we are exempt from the requirement that a majority of a company’s board of directors qualify as independent directors within the meaning set forth in the NYSE American Company Guide and from the NYSE American Company Guide requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in connection with board composition and nominations.

Pursuant to the requirements of Section 224B(a) of the Companies Law, each of the director nominees provided us with a declaration prior to the publication of the notice of annual general meeting of shareholders. These declarations are available for review at our offices, at the address set forth above, during regular business hours.

The following information is supplied with respect to each person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominees.

The nominees for directors are:

Name	Age	Position with the Company
Shlomo Nehama	65	Chairman of the Board
Ran Fridrich(1)	67	Director and Chief Executive Officer
Hemi Raphael	68	Director
Anita Leviant(1)(2)	65	Director
__________________________
(1)	Member of the Company’s Advisory Committee.
(2)	Member of the Company’s Audit Committee and Compensation Committee.

Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of the largest Israeli banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. He also serves as a director in several philanthropic academic institutions, on a voluntary basis. Mr. Nehama is a graduate of the Technion - Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

Ran Fridrich has served as a director of Ellomay since March 2008, as our interim chief executive officer since January 2009, and as our chief executive officer since December 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of Cargal Ltd. since September 2002 and since 2007 as a director in Plastosac. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

Hemi Raphael has served as a director of Ellomay since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004 and of Dorad Energy Ltd. Prior thereto, from 1984 to 1994, Mr. Raphael was an active lawyer and later partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in representing and consulting global oriented companies in IPO process. LAGC represents and consults investors and corporations on business and regulatory issues, in Fintech and Cyber investments, in cross border and financial transactions, banking and capital markets. LAGC provides soft lending for overseas business in Israel and in the UK. For a period of twenty years, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant  also serves as President of the Israel-British Chamber of Commerce, Council Member of the UK- Israel Tech Council, Board Member of the Federation of Bi-Lateral Chambers of Commerce and a Co-Founder of the Center for Arbitration and Dispute Resolutions Ltd. Ms. Leviant is a certified mediator.

Set forth below is information concerning Mordechai Bignitz and Dr. Michael J. Anghel, our external directors (whose current service terms expire in December 2020 and January 2020, respectively):

Mordechai Bignitz has served as an external director of Ellomay since December 20, 2011. Mr. Bignitz is involved in economic and financial consulting and investment management and until March 2020 served as the CEO of OWC Pharmaceutical Corporation (OTC: OWCP) and as a director and CEO of One World Cannabis Ltd., a subsidiary of OWC. From 2006 to 2015, Mr. Bignitz served as the chairman of the investment committee of Migdal Capital Trust Ltd. and from 2017 he serves as a director of this company. From 2009 to 2011, Mr. Bignitz served as CEO of Geffen Green Energy Ltd., an Israeli private company. From 2006 to 2010, Mr. Bignitz served as a director of Leader Capital Markets Ltd. (TASE: LDRC), from 2007 to 2010 he served as a director of Leader Holdings & Investments Ltd. (TASE: LDER) and from 2010 to 2013 he served as a director of Ablon Ltd. From 2004 to 2007, Mr. Bignitz served as CEO of Advanced Paradigm Technology. From 1992 to 2004, Mr. Bignitz served as director and CFO of DS Capital Markets. From 1994 to 1996, Mr. Bignitz served as Managing Director of Dovrat, Shrem & Co. Trading Ltd. From 1991 to 1994 Mr. Bignitz served as Vice President and CFO of Dovrat Shrem & Co. and prior to that he served as Vice President of Clal Retail Chains (a subsidiary of the Clal Group) and Vice President & CFO of Clal Real Estate Ltd. From 2014 through 2020, Mr. Bignitz served as a director of ARAD Investment and Industrial Development Ltd. (TASE: ARAD) and commencing 2020, Mr. Bignitz serves as a director of ARAD Ltd. (TASE: ARD). Mr. Bignitz is a CPA, holds a BA in Accounting and Economics from Tel-Aviv University and completed the Executive Program in Management and Strategy in Retail at Babson College in Boston. Mr. Bignitz qualifies as an external director according to the Companies Law.

Dr. Michael J. Anghel has served as an external director of Ellomay since January 24, 2019. From 1977 to 1999, Dr. Anghel led the Discount Investment Corporation Ltd. (one of the major Israeli industrial holding groups) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in personally managing the founding of Cellcom Israel Ltd. (NYSE; TASE: CEL), the largest cellular operator in Israel. In 1999 he founded CAP Ventures -  a technology venture company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He led and took part in founding various technology enterprises and has served on the board of directors of various major Israeli corporations and financial institutions including: Elron Electronic Industries Ltd., Elbit Systems Ltd., Nice Ltd., Gilat Satellite Networks Ltd., American Israeli Paper Mills Ltd., Maalot (the Israeli affiliate of Standard and Poor’s), Hapoalim Capital Markets Ltd., Syneron Medical Ltd., Dan Hotels Ltd., the Strauss Group Ltd. and Partner Communications Company Ltd. He also served until recently as the Chairman of the Israeli Center for Educational Technology (Matach). Dr. Anghel currently serves on the board of directors of InMode Ltd. (NASDAQ: INMD) and BiolineRx Ltd. (NASDAQ; TASE: BLRX).  On all boards of directors of the publicly traded companies he served as member or chairman of the audit committees. Prior to launching his business career, Dr. Anghel was a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. in economics from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. in finance, both from Columbia University in New York. Dr. Anghel qualifies as an external director according to the Companies Law.

As previously approved by our shareholders, we pay our non-executive directors (Anita Leviant, Mordechai Bignitz and Dr. Michael J. Anghel) remuneration for their services as directors based on the minimum fees permitted by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The current minimum cash amounts applicable to us pursuant to the Compensation Regulations are an annual fee of NIS 52,895 (equivalent to approximately €12,971 as of March 15, 2020) and an attendance fee of NIS 1,870 (equivalent to approximately €459 as of March 15, 2020) per meeting (board or committee). These amounts are updated once a year based on increases in the Israeli Consumer Price Index as compared to the base index set forth in the Compensation Regulations. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting. In addition, each of these non-executive directors receives an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Share Option Plan for Non-Employee Directors, or the 1998 Option Plan.

Messrs. Nehama, Fridrich and Raphael waived their right to receive the aforementioned director fees and options in connection with the execution of a management services agreement, as amended, or the Management Services Agreement, among us, Kanir and Meisaf Blue & White Holdings Ltd., or Meisaf. Based on the terms of the Management Services Agreement, as amended, in consideration of the performance of the management services and the board services, we agreed to pay Kanir and Meisaf an aggregate annual services fee in the amount of $400,000 plus value added tax pursuant to applicable law, in equal parts and quarterly payments. The current term of the Management Services Agreement expires on June 17, 2022, unless terminated earlier based on the terms of the Management Services Agreement.

Each of our directors also received an indemnification undertaking and an exemption letter, forms of which were attached as exhibits to our 2019 Annual Report, and each of them is also entitled to be included in our directors and officers’ liability insurance policy. For information concerning the renewal of the directors and officers liability insurance see Item 2 below.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reelect each of Shlomo Nehama, Ran Fridrich, Hemi Raphael and Anita Leviant, as directors of the Company to hold office until the next annual general meeting of the Company’s shareholders and until their respective successors are duly elected and qualified.”

Shareholders may vote on the appointment of each director nominee separately on the attached proxy card. Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 2

RATIFICATION AND APPROVAL OF THE PURCHASE OF DIRECTORS AND OFFICERS LIABILITY
INSURANCE POLICY

Background

The Companies Law provides that a company may, if permitted by its articles of association, obtain insurance for an office holder against liabilities incurred with respect to an act or omission in his or her capacity as an office holder.  These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty (provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests) and any monetary liability imposed on the office holder in favor of a third-party. Our Articles permit us to enter into an agreement for the insurance of the liability of our office holders to the fullest extent permitted by law. Our Compensation Policy provides that our directors and officers will be covered by a directors and officers liability insurance policy, to be periodically purchased by us subject to receipt of approvals required under the Companies Law.

The current coverage of our directors’ and officers’ liability insurance policy is $15 million. This coverage was previously approved by our shareholders, most recently at our annual general meeting held on June 21, 2018. At such meeting, our shareholders approved the procurement of a liability insurance policy for our current and future office holders, as follows: (i) the coverage limit per claim and in the aggregate under the policy may not exceed an amount representing an increase of 20%, as compared to the current coverage limit; and (ii) the premium paid for such policy may be up to $230,000.

General

During the renewal process of our directors’ and officers’ liability insurance policy, we were informed by our broker and insurance advisors that there have been significant changes in the D&O liability insurance market in recent years that include material increases in insurance premiums. We were further informed that the increases in premiums were specifically applicable to companies such as our company, with shares traded both in Israel and in a US stock exchange. Our insurance advisors therefore informed us that we could not maintain the current coverage of $15 million without a significant increase in the annual premium (by approximately 250%), which exceeds the parameters previously approved by our Compensation Committee, Board and shareholders.

Therefore, our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the terms and conditions for the renewal, extension and/or replacement, from time to time, of our directors’ and officers’ liability insurance policy for all current and future directors and officers (including office holders who may be deemed to be controlling shareholders, within the meaning of the Companies Law) as follows: (i) the coverage limit per claim and in the aggregate under the policy may not exceed $15 million; (ii) the premium paid for such policy may be up to $800,000 per year, and (iii) our Compensation Committee is and will be authorized to increase coverage and/or premiums above the maximums set forth herein by up to 30% in any year, as compared to the previous year, or cumulatively for a number of years, without additional shareholders’ approval. No further approval of our shareholders will be required in connection with any renewal and/or extension and/or purchase of the a directors and officers liability insurance policy entered into in compliance with the foregoing terms and conditions.

Our Compensation Committee and Board of Directors further confirmed that this resolution is for the benefit of our company considering, among others, the following: (i) obtaining D&O insurance coverage is customary and acceptable in companies in general and specifically in companies such as our company, with securities traded on both a US market and the Tel Aviv Stock Exchange, (ii) adequate D&O insurance coverage enables and will continue to enable our company to obtain and retain qualified personnel and our office holders to continue to perform their services and duties taking into account the risks inherent to our company’s business and listing, (iii) the updated terms are in line with market conditions, (iv) the coverage terms are identical for all directors and officers and are in line with our compensation policy, (v) the purchase of D&O insurance coverage does not constitute a “distribution” as such term is defined in the Israeli Companies Law, (vi) adequate D&O insurance coverage is required in order to continue to enable our directors and officers to perform their duties, specifically in light of the risks and exposures existing for directors and officers of publically traded companies, and (vii) the proposed terms are reasonable in light of the advice received from our insurance advisors and broker and in light of our business and operations.

In connection with the approval of the inclusion of office holders who are deemed to be controlling shareholders in our D&O liability insurance coverage, the resolution will be approved as, and constitute, a “framework transaction,” as such term is defined in Regulation 1(3) of the Companies Regulations (Relief for Transactions with Interested Parties), 2000, or the Relief Regulations. A “framework transaction” enables us to obtain D&O liability insurance policies, whether by purchasing new insurance policies or extensions or renewals of existing insurance policies during a period of three years. The purchase of the directors and officers insurance policies, as aforesaid, is conditioned upon the approval of the Audit and Compensation Committee and the Board of Directors of the Company, as needed, that the terms for the purchase of the policies comply with the terms of the Framework Transaction.

Required Vote

Pursuant to Section 273 of the Companies Law, the terms of service of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter. In addition, the approval of the terms of employment and service of a chief executive officer and, pursuant to Section 275 of the Companies Law, of office holders who are deemed to be controlling shareholders (as such term is defined under Section 268 of the Israeli Companies Law), requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the resolution or (ii) the total number of shares voted against the approval of the resolution by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company. A person is deemed to control a company if he holds, alone or together with others, one half or more of the “means of control” in the company. Based, among other things, on their holdings in our shares and the 2008 Shareholders Agreement, Mr. Shlomo Nehama, our Chairman of the Board and a director nominee, Nechama Investments, Kanir, Mr. Fridrich, who is a member of our Board, our Chief Executive Officer and a director nominee and Mr. Raphael, who is a member of our Board and a director nominee, are each deemed to be our “controlling shareholders” for purposes of the required “special majority” and may also be deemed to have a “personal interest” in the approval of the resolution due to the positions they hold.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a “controlling shareholder” or has a “personal interest” in the approval of the proposed resolution. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of the “special majority” requirement of the proposal.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family or of the shareholder’s spouse’s family (or a spouse thereof) or a personal interest of a company with respect to which the shareholder (or any of the aforementioned family members) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest as explained above on the form of the deed of vote that we will file on MAGNA, the website of the Israel Securities Authority.

To the extent the proposed resolution is not approved by the “special majority” but rather with an ordinary majority, it will be valid in connection with all of our office holders whose terms of service and employment do not require an approval by our shareholders or by a special majority of our shareholders. In addition, in the event the proposed resolution is not approved by the “special majority”, we may elect to utilize an exemption that is available under the Relief Regulations, which provides that in the event a company’s compensation committee and board of directors determine that the insurance provided to office holders who are deemed to be controlling shareholder or a chief executive officer is: (i) upon terms worse or identical to those provided to the company’s other officers and directors, (ii) on market conditions and (iii) cannot materially affect the company’s profitability, assets or liabilities, the approval of the company’s shareholders will not be required.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that the terms and conditions for the purchase, renewal, extension and/or replacement of the directors’ and officers’ liability insurance policy of the Company and its subsidiaries, for all office holders of the Company and its subsidiaries, who may serve from time to time, as set forth in the Proxy Statement, be and hereby are ratified and approved, that all actions heretofore taken by the Company’s management in connection with the subject matter of the foregoing resolution are hereby ratified and approved, and that these resolutions are for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, which, for purposes of the approval of the resolution in connection with office holders deemed to be controlling shareholders, includes an indication as to whether or not the shareholder is a controlling shareholder or has a “personal interest” in the approval of the proposal as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 3

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Shareholders will be asked to reappoint Somekh Chaikin, a member of KPMG International, as our independent auditors for the year ending December 31, 2020 and until the next annual general meeting of our shareholders and to authorize our Board of Directors to approve their fees, following the approval of our Audit Committee, in accordance with the volume and nature of their services. Somekh Chaikin have been our independent auditors since December 2011.

The following table sets forth the fees paid by us and our subsidiaries to our principal independent registered public accounting firms during 2018 and 2019:

	2018	2019
	(euro in thousands)
Audit Fees(1)	192	236
Audit-Related Fees(2)	25	34
Tax Fees(3)	39	31

Total	256	301
______________________
(1)
Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)	Including professional services related to due diligence investigations.
(3)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services and tax planning performed during the fiscal year.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2020, and until the next annual general meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 4

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

As required by the Companies Law, our independent auditors’ report and audited consolidated financial statements for the fiscal year ended December 31, 2019, will be presented for discussion at the Meeting.

Our audited financial statements for the year ended December 31, 2019 are included in our 2019 Annual Report on Form 20-F, which was filed with the SEC on April 7, 2020. You may receive a hard copy of the complete audited financial statements for the fiscal year ended December 31, 2019, free of charge, upon request. You may review a copy of our filings with the SEC, including exhibits and schedules, and obtain copies of such materials at the SEC’s public reference room at Room 1580, 100 F Street, N.E, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that we file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

This item will not involve a vote of the shareholders.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of the Company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than April 15, 2020. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than April 22, 2020 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is intended that the persons named as proxies, or either one of them, will vote the shares in accordance with the recommendation of our Board of Directors.

By Order of the Board of Directors, /s/ Shlomo Nehama Shlomo Nehama Chairman of the Board of Directors

Tel Aviv, Israel
April 8, 2020